At a meeting of the Board of Trustees held on December 8, 2009, the Board of Trustees approved the closing and liquidation of each of the Aberdeen Health Sciences Fund, Aberdeen Technology
 and Communications Fund, and Aberdeen Global Utilities Fund. The liquidations occurred on February 26, 2010.